

Mail Stop 3628

November 6, 2019

Nicholas Galeone
President
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

    Re: **UBS Commercial Mortgage Trust 2017-C4**
                UBS Commercial Mortgage Trust 2017-C5
                CCUBS Commercial Mortgage Trust 2017-C1
                UBS Commercial Mortgage Trust 2017-C6
                UBS Commercial Mortgage Trust 2018-C8
                UBS Commercial Mortgage Trust 2018-C9
                UBS Commercial Mortgage Trust 2018-C10
                UBS Commercial Mortgage Trust 2018-C12
                Forms 10-K for Fiscal Year Ended December 31, 2018
                Filed March 25, 2019
                File Nos. 333-207340-04, 333-207340-05, 333-207340-06, 333-207340-07, 333-207340-09, 333-207340-10, 333-207340-11 and 333-207340-13

Dear Mr. Galeone:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                        /s/ Arthur C. Sandel

                                        Arthur C. Sandel
                                        Special Counsel
                                        Office of Structured Finance

cc: Chad Eisenberger, Esq.
        UBS Commercial Mortgage Securitization Corp.

        Frank Polverino, Esq.
        Cadwalader, Wickersham & Taft LLP